6363 Woodway Drive, Suite 110

Houston, Texas 77057

July 18, 2018

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Moody National REIT II, Inc. Pre-Effective Amendment No. 2 to Registration Statement on Form S-11 (File No. 333-222610) Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Moody National REIT II, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-11 (File No. 333-222610) (“Pre-Effective Amendment No. 2”) and declare Pre-Effective Amendment No. 2 effective as of 11:00 a.m. EST on July 19, 2018, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

If you have any questions regarding the foregoing, please do not hesitate to call me at (713) 977-7500.

Sincerely,

/s/ Brett C. Moody

Brett C. Moody
Chief Executive Officer, President and
Chairman of the Board

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP